Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: SEPTEMBER 2003

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release - Oakville Refinery Operations to be Shutdown and Oakville Terminal Facility Expanded

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ Hugh L. Hooker

Date:  September 3, 2003

Name:

Hugh L. Hooker

Title:

Associate General Counsel

and Assistant Secretary

Exhibit 1

For immediate release

September 3, 2003

Oakville Refinery Operations to be Shutdown and Oakville Terminal Facility Expanded

Petro-Canada to Consolidate Eastern Canada Refining Operations in Montreal

Toronto – Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced today it will be shutting down its Oakville refining operations. The existing Oakville terminalling facilities will be expanded. Petro-Canada’s Eastern Canada refining operations will be consolidated at its Montreal refinery. The timing of these activities will be consistent with the need to comply with 30 ppm sulphur gasoline legislation effective January 1, 2005.

Gasoline and distillate products currently supplied by the Oakville refinery to the Ontario market will be replaced by sufficient supplies from a combination of sources, including Petro-Canada’s Montreal refinery where investments will be made over the next 16 months to provide additional gasoline, distillate and asphalt production, and to ensure continued high quality feedstock supply to Petro-Canada’s lubricants business.

Product will be delivered to Ontario through an expanded and reversed Trans-Northern Pipeline. Approximately 350 employees, including 125 contract employees will be impacted.

“We understand that today’s announcement is difficult for the employees impacted by the closure of the Oakville operations, and their families,” said Boris Jackman, Petro-Canada’s Executive Vice President for Downstream Operations. “We are committed to supporting our staff through this difficult period, and to use the considerable lead-time before refinery operations are discontinued to seek opportunities to redeploy employees within Petro-Canada and to assist affected employees as they transition to new opportunities.”

The total charge to earnings for the consolidation of Petro-Canada’s Eastern Canada refinery operations will be approximately $200 million after tax and will include asset write downs, de-commissioning and employee-related costs and increased depreciation.

In recent years, the global petroleum refining industry has witnessed widespread rationalization of smaller, simpler refineries such as Oakville and consolidation of refining capacity to larger, more complex facilities.

“Petro-Canada and its predecessor companies have operated the Oakville refinery since 1958,” continued Jackman. “It has been well run and well managed and it has made a significant contribution to the company’s success over the years. In fact, our refinery team is to be congratulated for the stellar job they’ve done with the asset they’ve had to work with. This fundamental reconfiguration will secure the competitive position of our Eastern Canada refinery operations and broaden our approach from a strictly refining focus to a more comprehensive supply and logistics perspective where best in class performance is achievable.”

The expansion of existing terminal operations will ensure the Oakville site continues to play an important role for Petro-Canada. The expansion is expected to be relatively straight-forward as tankage and loading facilities currently part of the refining operation are converted for use in the expanded terminal. Existing refinery process units will be decommissioned as per all applicable standards and regulations.

“We remain fully committed to the Ontario fuels market and our Lubricants business,” said Jackman. “Our investments in Montreal combined with an expanded and reversed Trans-Northern Pipeline will ensure our customers receive the same high quality and innovative petroleum products and services for which we are known.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Our common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

Media and General Inquiries:

Investor and Analyst Inquiries:

Jon Hamilton

Gordon Ritchie

Corporate Communications

Investor Relations

(905) 804-5911

(403) 296-7691

E-mail: jhamilto@petro-canada.ca

E-mail: investor@petro-canada.ca

Internet site: www.petro-canada.ca

LEGAL NOTICE - FORWARD LOOKING INFORMATION

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; ability to access external sources of debt and equity capital, industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; imprecision of reserve and resource potential estimates; the company’s ability to replace and expand oil and gas reserves; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission. Readers are cautioned that the foregoing list of important factors is not exhaustive.  Furthermore, the forward-looking statements contained in this news release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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